Free Writing Prospectus (to Prospectus dated August 11, 2015) Filed Pursuant to Rule 433 Registration Statement No. 333-205174

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in building world class by-appointment wineries!

Over 500 new Founders joined together for the groundbreaking of Elton Winery and historic planting of Pinot Noir vines. (Pictured in front of the Elton Vineyard next to the tractor from left to right are Winery Director, Christine Collier, Emily Bernau, Consulting Winemaker, Isabelle Meunier, Founder, Jim Bernau and Vineyard Manager, Efren Loeza).

Act Now to Purchase

Preferred Stock at an offering price of $4.25 per share earning a 5.2% annual dividend. The maximum purchase per subscription is 1,205 shares ($5,121.25), the minimum 300 shares ($1,275). Traded on the NASDAQ as WVVIP.

To obtain more information regarding the winery and an investment, please visit **www.wvv.com/ownership** or call 503-588-9463.

Please fax, scan and email, or return in the enclosed business reply envelope the completed and signed subscription form.

Stock price goes up to $4.35 per share on January 1. Your investment at $4.25 must be postmarked on or before December 31st.

Nearly $5 million in subscriptions have already been received!

Jim Bernau, Founder/CEO • Willamette Valley Vineyards
8800 Enchanted Way SE • Turner, OR 97392
503-588-9463 • stock.offering@wvv.com



Consulting Winemaker, Isabelle Meunier and Winery Director, Christine Collier sort grapes for the inaugural vintage of Elton. Meunier has produced the highest scoring Oregon Pinot Noir and Chardonnay in history. The Elton wines are being made at the Carlton Winemakers' Studio until the winery is constructed.

Wine Spectator

Focused on Oregon's Great Wine Terroirs

Willamette Valley Vineyard staffers plan to start several single-vineyard wineries



From left to right: Consulting Winemaker, Isabelle Meunier, with Winery Director, Christine Collier, Founder of WVV, Jim Bernau, Development Director, Jan Green, and Founders of Elton Vineyard, Dick and Betty O'Brien

Harvey Steiman • *Posted: May 22, 2015*

Some big names in Oregon wine are launching an ambitious project, hoping to draw attention to some of the state's top vineyards. Oregon Estate Vineyards, established by Willamette Valley Vineyards founder Jim Bernau and wine director Christine Collier, aims to establish small estate wineries at highly regarded Oregon sites.

Their first effort will center on Elton Vineyard, a 60-acre site owned by Dick and Betty O'Brien in Oregon's Eola-Amity Hills. Bernau's company has farmed the site under a long-term lease since 2007. Isabelle Meunier, who left Evening Land Vineyards last year, will make Elton's estate Pinot Noir and Chardonnay starting this year. Elton is among several vineyards she contracted with for her inaugural 2014 vintage at her new label Lavinea. The wines for both projects will be made at Carlton Winemakers Studio until a winery can be built at Elton.

"While the vineyard name has been listed on a number of Oregon's highest-rated wines, this will be the first time Elton will take center stage on the label," said Meunier. "I am excited at exploring the many facets of this great vineyard site." She has her eye on one portion of the vineyard that has some of the oldest remaining own-rooted Pommard Clone Pinot Noir vines in Oregon.

Other Oregon Estate wineries will operate independently of Willamette Valley Vineyards with separate winemaking teams. The next winery in the works, a Willamette Valley Vineyards representative revealed, is a new 42-acre site in SeVein, a sprawling project on the Oregon side of Walla Walla Valley. Pepper Bridge, L'Ecole No. 41 and Figgins Family have already established vineyards there, and former NFL quarterback Drew Bledsoe owns two sites and is building a winery for his Doubleback label.

Pambrun Vineyard is named for Bernau's ancestor, Pierre Pambrun, a Walla Walla pioneer. The site will be planted to Cabernet Sauvignon and other Bordeaux varieties next spring. Pambrun will be sourcing fruit from other sites for the 2015 vintage.

(End of Wine Spectator Article)

Walla Walla AVA Produces Exceptional Cabernet Sauvignon



Together we will plant a vineyard alongside those Cabernet Sauvignon visionaries at SeVein. Located on the Oregon side of the Walla Walla Valley, SeVein is a collection of some of the highest quality vineyard land in the world anchored by the renowned Seven Hills Vineyard. A by-appointment-only tasting room and winery is planned for the vineyard with views overlooking the Walla Walla Valley and Blue Mountains.



Consulting Winemaker, Jon Meuret and Winery Director, Christine Collier harvest Cabernet Sauvignon grapes from the Seven Hills Vineyard for first vintage of Pambrun. Meuret has produced some of the top scoring wines from Walla Walla. The Pambrun Vineyard will be planted Spring 2016.